September 20, 2024

E. Jay Wells
Chief Financial Officer
Americold Realty Trust, Inc
10 Glenlake Parkway, Suite 600, South Tower
Atlanta, GA 30328

       Re: Americold Realty Trust, Inc
           Form 10-K For The Fiscal Year Ended December 31, 2023
           File No. 001-34723
Dear E. Jay Wells:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
Item 1C Cybersecurity
Management's Role Managing Risk, page 47

1.     We note your disclosure that    The Company   s Chief Information
Officer (   CIO   ) and
       CISO work closely with other management positions, including the Chief Financial
       Officer, Chief Legal Officer, Head of Internal Audit, and Internal Communications, to
       evaluation cybersecurity risks and alignment with our business objective and operational
       needs.    Please confirm that in future filings you will provide the relevant expertise of all
       persons in management positions or members of committees who are responsible for assessing and managing such risks, as opposed to limiting such disclosure to the expertise of the CISO.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please
 September 20, 2024
Page 2

contact Pearlyne Paulemon at 202-551-8714 or Suzanne Hayes at 202-551-3675 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Real Estate &
Construction